UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Summit Financial Services Group, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 Par Value

(Title of Class of Securities)

86606J 10 5

(CUSIP Number of Class of Securities)

(Underlying Options to Purchase Common Stock)

Marshall T. Leeds

Chief Executive Officer

Summit Financial Services Group, Inc.

595 South Federal Highway, Suite 500

Boca Raton, Florida 33432

(561) 338-2800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael J. Lang, Esq. General Counsel Summit Financial Services Group, Inc. 595 South Federal Highway, Suite 500 Boca Raton, Florida 33432 (561) 338-2800	Alan H. Aronson, Esq. Akerman Senterfitt One SE Third Avenue., 25th Floor Miami, Florida 33131 (305) 374-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,450,000	$197.78

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for the offer will be tendered pursuant to this offer. These options have an aggregate value of $1,450,000 as of October 16, 2012, calculated based on a Black-Scholes option pricing model.
**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $136.40 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $197.78	Filing Party: Summit Financial Services Group, Inc.
Form or Registration No.: 333-108818	Date Filed: October 17, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 2 amends the Tender Offer Statement on Schedule TO, as previously amended, relating to an offer (the “Offer”) by Summit Financial Services Group, Inc., a Florida corporation (“Summit” or the “Company”), to exchange certain outstanding options for new options to purchase shares of the Company’s common stock, as set forth under the Offer to Exchange Certain Options for New Options dated October 17, 2012 (the “Offer to Exchange”), which was filed as Exhibit (a)(1)(A) to the Schedule TO, and which was amended by Amendment No. 1 to Schedule TO.

The information in the Offer to Exchange, as amended, is hereby expressly incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.	Terms of the Transaction.

(a) Material terms.

Item 4 of the Schedule TO as amended, is hereby amended by adding the following:

The Offer expired at 6:00 p.m. Eastern Time, on November 14, 2012. A total of 81 eligible option holders participated in the Offer. The Company has accepted for exchange options to purchase an aggregate of 1,704,314 shares of common stock. The Company has issued new options to purchase an aggregate of 1,704,314 shares of common stock in exchange for the cancellation of the tendered eligible options. The exercise price per share of each new option granted pursuant to the Offer was the greater of $0.78, which was the closing price of the common stock, as reported on the over-the counter market on November 14, 2012, the grant date of the new options, $.80, or the original exercise price of the options.

Item 12.	Exhibits.

The Index to Exhibits attached to the Schedule TO, as amended, is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUMMIT FINANCIAL SERVICES GROUP, INC.

/s/ Marshall T. Leeds
Marshall T. Leeds
Chief Executive Officer

Date: November 15, 2012

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Certain Options, dated October 17, 2012

(a)(1)(B)*	Form of Notice of Offer to Exchange from the Company, dated October 17, 2012

(a)(1)(C)*	Summit’s Offer to Exchange Certain Outstanding Options for New Options—Election form

(a)(1)(D)*	Summit’s Offer to Exchange Certain Outstanding Options for New Options—Withdrawal form

(a)(1)(E)*	Form of Reminder Notice to Eligible Individuals who Elect to Participate in the Offer to Exchange Certain Outstanding Options for New Options

(a)(1)(F)*	Summit Financial Services Group, Inc.’s Stock Option Exchange Program — Frequently Asked Questions (FAQs — Quick Summary)

(a)(1)(G)*	Form of Supplemental Notice of Offer to Exchange

(b)	Not applicable

(d)(1)	2006 Incentive Compensation Plan, as amended (incorporated herein by reference to the Registrant’s Proxy Statements for the Annual Meetings held or to be held on December 13, 2006, October 6, 2010 and November 14, 2012)

(d)(2)	2000 Incentive Compensation Plan, as amended (incorporated herein by reference to the Registrant’s Form 10-KSB for the fiscal year ended December 31, 2003, and the Registrant’s Proxy Statement for the Annual Meeting held on June 22, 2005)

(g)	Not applicable

(h)	Not applicable

*	Previously filed.